Exhibit 99.1

VinFast Auto Ltd.

Unaudited Interim Condensed Consolidated Financial Statements

as of and for the six months ended June 30, 2024 and 2025

VinFast Auto Ltd.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Pages
Unaudited Interim Condensed Consolidated financial statements
Unaudited Interim Condensed Consolidated Balance Sheets as of December 31, 2024 and June 30, 2025	F-1 – F-2
Unaudited Interim Condensed Consolidated Statements of Operations for the six months ended June 30, 2024 and 2025	F-3
Unaudited Interim Condensed Consolidated Statements of Other Comprehensive Loss for the six months ended June 30, 2024 and 2025	F-4
Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity for the six months ended June 30, 2024 and 2025	F-5 – F-6
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2024 and 2025	F-7 – F-8
Notes to the Unaudited Interim Condensed Consolidated financial statements	F-9 – F-44

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

		As of December 31,	As of June 30,	As of June 30,
		2024	2025	2025
	Notes	VND million	VND million	USD
			(Unaudited)	(Unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents		3,306,793	13,772,585	549,759,899
Restricted cash		2,371,038	1,639,530	65,445,074
Trade receivables		5,605,064	2,914,073	116,320,972
Advances to suppliers		8,694,990	11,148,603	445,018,482
Inventories, net	5	27,907,030	34,976,865	1,396,170,565
Short-term prepayments, other receivables and other assets		11,485,118	15,860,194	633,090,931
Short-term derivative assets	13	185,787	—	—
Current net investment in sales-type lease	15	134,713	16,648	664,538
Short-term investments		818,975	2,511,888	100,266,965
Short-term amounts due from related parties	11	4,272,121	3,207,490	128,033,291
Total current assets		64,781,629	86,047,876	3,434,770,717

NON-CURRENT ASSETS
Trade receivables		615,650	621,390	24,804,008
Property, plant and equipment, net		78,699,515	81,514,505	3,253,812,270
Intangible assets, net	7	1,164,635	1,028,919	41,071,332
Operating lease right-of-use assets		5,130,225	4,039,141	161,230,281
Finance lease right-of-use assets		—	3,422,114	136,600,431
Long-term prepayments		680,539	371,095	14,812,989
Non-current net investment in sales-type lease	15	1,024,740	225,874	9,016,206
Investment in equity investees		1,166,102	1,038,825	41,466,749
Other long-term investments	13	918,040	918,040	36,645,378
Long-term amounts due from related parties	11	3,630	6,404	255,628
Long-term Restricted cash		1,610,439	2,101,803	83,897,613
Other non-current assets		171,352	127,746	5,099,234
Total non-current assets		91,184,867	95,415,856	3,808,712,119

TOTAL ASSETS		155,966,496	181,463,732	7,243,482,836

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (continued)

		As of December 31,	As of June 30,	As of June 30,
		2024	2025	2025
	Notes	VND million	VND million	USD
			(Unaudited)	(Unaudited)
EQUITY AND LIABILITIES

CURRENT LIABILITIES
Short-term and current portion of long-term interest-bearing loans and borrowings	8	39,124,086	31,247,835	1,247,318,977
Short-term financial liabilities	13	21,619,612	23,499,638	938,034,408
Trade payables		20,791,192	22,043,372	879,904,678
Deposits and down payment from customers	9	3,565,463	1,927,557	76,942,240
Short-term deferred revenue		123,951	91,846	3,666,214
Short-term accruals		11,060,958	11,974,801	477,997,805
Other current liabilities		9,473,783	10,246,490	409,008,862
Current portion of operating lease liabilities		1,498,472	1,323,450	52,828,118
Current portion of finance lease liabilities		—	192,570	7,686,811
Amounts due to related parties	11	64,251,391	81,894,753	3,268,990,620
Total current liabilities		171,508,908	184,442,312	7,362,378,732

NON-CURRENT LIABILITIES
Long-term interest-bearing loans and borrowings	8	22,862,890	43,440,663	1,734,019,759
Long-term financial liability		36,326	24,018	958,726
Other non-current liabilities		6,300,113	9,000,499	359,272,673
Non-current operating lease liabilities		4,076,654	3,182,713	127,044,268
Non-current finance lease liabilities		—	3,229,544	128,913,620
Long-term deferred revenue		2,722,698	2,875,884	114,796,583
Deferred tax liabilities		938,643	1,168,012	46,623,503
Long-term accruals		329,267	1,745,857	69,689,326
Amounts due to related parties	11	42,095,740	32,586,172	1,300,741,338
Total non-current liabilities		79,362,331	97,253,362	3,882,059,796

Commitments and contingencies	17

EQUITY
Ordinary shares, no par value – VinFast Auto (2,338,812,496 and 2,338,812,676 shares issued and outstanding as of December 31, 2024 and June 30, 2025)		9,867,167	9,867,220	393,869,551
Accumulated losses		(267,792,169)	(305,780,046)	(12,205,813,747)
Additional paid-in capital		93,673,976	116,648,995	4,656,274,749
Other comprehensive loss		(460,644)	(727,557)	(29,041,873)
Deficit attributable to equity holders of the parent		(164,711,670)	(179,991,388)	(7,184,711,320)
Non-controlling interests		69,806,927	79,759,446	3,183,755,628
Total deficit		(94,904,743)	(100,231,942)	(4,000,955,692)
TOTAL DEFICIT AND LIABILITIES		155,966,496	181,463,732	7,243,482,836

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the six months ended June 30,
	2024	2025	2025
	VND million	VND million	USD
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Sales of vehicles	13,452,915	30,199,481	1,205,471,859
Sales of merchandise	59,988	57,359	2,289,598
Sales of spare parts, components and others	641,937	2,075,267	82,838,376
Rendering of services	609,023	54,412	2,171,962
Rental income
Revenue from leasing activities	432,239	529,166	21,122,705
Revenues (*)	15,196,102	32,915,685	1,313,894,499
Cost of vehicles sold	(22,657,414)	(43,827,942)	(1,749,478,764)
Cost of merchandise sold	(56,538)	(56,057)	(2,237,626)
Cost of spare parts and components sold	(381,275)	(726,417)	(28,996,368)
Cost of rendering services	(1,001,670)	(34,894)	(1,392,863)
Cost of leasing activities	(364,563)	(831,755)	(33,201,142)
Cost of sales	(24,461,460)	(45,477,065)	(1,815,306,762)
Gross loss	(9,265,358)	(12,561,380)	(501,412,262)
Operating expenses
Research and development costs	(5,255,234)	(4,350,711)	(173,667,212)
Selling and distribution costs	(3,236,184)	(3,700,177)	(147,699,864)
Administrative expenses	(3,657,792)	(3,450,927)	(137,750,559)
Net other operating expenses	(2,011,108)	(1,117,043)	(44,588,975)
Operating loss	(23,425,676)	(25,180,238)	(1,005,118,873)
Finance income	228,020	81,820	3,266,007
Finance costs	(8,679,315)	(10,634,956)	(424,515,248)
Net loss on financial instruments at fair value through profit or loss	(1,561,949)	(1,945,794)	(77,670,206)
Share of losses from equity investees	(31,902)	(127,277)	(5,080,513)
Loss before income tax expense	(33,470,822)	(37,806,445)	(1,509,118,833)
Tax expense	(37,372)	(228,929)	(9,138,153)
Net loss for the period	(33,508,194)	(38,035,374)	(1,518,256,985)
Net loss attributable to non-controlling interests	(45,686)	(47,497)	(1,895,936)
Net loss attributable to controlling interest	(33,462,508)	(37,987,877)	(1,516,361,049)
(*)	Including sales to related parties in six months ended June 30, 2024 and 2025 of VND7,805,293 million and VND7,028,330 million (USD280.6 million), respectively.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE LOSS

	For the six months ended June 30,
	2024	2025	2025
	VND million	VND million	USD
	(Unaudited)	(Unaudited)	(Unaudited)

Net loss for the period	(33,508,194)	(38,035,374)	(1,518,256,985)
Other comprehensive loss
Other comprehensive loss that will be reclassified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations	(78,343)	(266,913)	(10,654,359)
Net other comprehensive loss that will be reclassified to profit or loss in subsequent periods	(78,343)	(266,913)	(10,654,359)
Total comprehensive loss for the period, net of tax	(33,586,537)	(38,302,287)	(1,528,911,344)
Net loss attributable to non-controlling interests	(45,686)	(47,497)	(1,895,936)
Comprehensive loss attributable to controlling interest	(33,540,851)	(38,254,790)	(1,527,015,408)

Net loss per share attributable to ordinary shareholders	VND	VND	USD
Basic and diluted	(14,312)	(16,242)	(0.65)
			Unit: Shares
Weighted average number of shares used in loss per share computation
Basic and diluted	2,338,072,572	2,338,812,617	2,338,812,617

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

			Additional paid-in		Other		Total
	Number of shares	Ordinary shares -	capital	Accumulated	comprehensive	Non-controlling	Shareholders’
	of VinFast Auto	VinFast Auto	VinFast Auto	losses	loss	interests	equity/(deficit)
	Shares	VND million	VND million	VND million	VND million	VND million	VND million
For the six months ended June 30, 2024:
Balance as of January 1, 2024, as adjusted (*)	2,337,788,498	9,847,536	38,258,499	(190,502,556)	(385,873)	77,370,679	(65,411,715)
Net loss for the period	—	—	—	(33,462,508)	—	(45,686)	(33,508,194)
Foreign currency translation adjustments	—	—	—	—	(78,343)	—	(78,343)
Share based compensation to service providers and employees	873,999	14,407	107,351	—	—	—	121,758
Allocation of commitment shares issued under Standby Equity Subscription Agreement	—	—	(20,268)	—	—	—	(20,268)
Deemed contribution through awards granted by shareholders to the Company’s employees and others	—	—	(49,665)	—	—	—	(49,665)
Deemed contribution from owners	—	—	16,994,659	—	—	—	16,994,659
Balance as of June 30, 2024 (Unaudited)	2,338,662,497	9,861,943	55,290,576	(223,965,064)	(464,216)	77,324,993	(81,951,768)
(*)	As adjusted to reflect the historical financial statements of VinES JSC acquired in January 2024, deemed as business combination under common control.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (continued)

			Additional paid-in		Other		Total
	Number of shares	Ordinary shares -	capital	Accumulated	comprehensive	Non-controlling	Shareholders’
	of VinFast Auto	VinFast Auto	VinFast Auto	losses	loss	interests	equity/(deficit)
	Shares	VND million	VND million	VND million	VND million	VND million	VND million
For the six months ended June 30, 2025:
Balance as of January 1, 2025	2,338,812,496	9,867,167	93,673,976	(267,792,169)	(460,644)	69,806,927	(94,904,743)
Net loss for the period	—	—	—	(37,987,877)	—	(47,497)	(38,035,374)
Foreign currency translation adjustments	—	—	—	—	(266,913)	—	(266,913)
Warrants exercised and additional paid to convert into capital	180	53	—	—	—	—	53
Additional capital contribution to a subsidiary	—	—	—	—	—	16	16
Additional capital contribution to VinFast Vietnam	—	—	—	—	—	10,000,000	10,000,000
Share based compensation to service providers and employees	—	—	108	—	—	—	108
Allocation of commitment shares issued under Standby Equity Subscription Agreement	—	—	(20,916)	—	—	—	(20,916)
Deemed contribution through awards granted by shareholders to the Company’s employees and others	—	—	(4,173)	—	—	—	(4,173)
Deemed contribution from owners	—	—	23,000,000	—	—	—	23,000,000
Balance as of June 30, 2025 (Unaudited)	2,338,812,676	9,867,220	116,648,995	(305,780,046)	(727,557)	79,759,446	(100,231,942)
USD (Unaudited)	—	393,869,551	4,656,274,749	(12,205,813,747)	(29,041,873)	3,183,755,628	(4,000,955,692)

(*)This represents financial supports in form of cash injected into the Group from Mr. Pham Nhat Vuong, the Managing Director and CEO of the Company, (“Mr. Pham”), being recognized in the unaudited interim condensed consolidated statements of shareholders’ equity.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended June 30,
	2024	2025	2025
	VND million	VND million	USD
	(Unaudited)	(Unaudited)	(Unaudited)
OPERATING ACTIVITIES
Net loss for the period	(33,508,194)	(38,035,374)	(1,518,256,985)
Adjustments:
Depreciation of property, plant and equipment	4,428,794	5,291,041	211,202,339
Amortization of intangible assets	179,358	192,491	7,683,658
Impairment of assets and changes in fair value of held for sale assets	1,446,312	1,193,063	47,623,463
Changes in operating lease right-of-use assets	929,984	356,205	14,218,625
Provision related to compensation expenses, assurance-type warranties, net realizable value of inventories and others	6,085,993	10,337,614	412,646,256
Deferred tax (income)/expense	(9,809)	229,369	9,155,716
Unrealized foreign exchange losses/(gains)	1,120,560	(793,412)	(31,670,605)
Net losses on financial instruments at fair value through profit or loss	1,561,949	1,945,794	77,670,206
Change in amortized costs of financial instruments measured at amortized cost other than nominal interest	1,427,480	1,373,535	54,827,359
Losses on disposal and write-off of fixed assets	175,390	420,807	16,797,342
Share of losses from equity investees	31,902	127,277	5,080,513
Share-based compensation expenses	71,953	(4,065)	(162,262)
Change in working capital:
Trade receivables and advance to suppliers, net investment in sales-type lease	841,435	3,578,208	142,831,231
Inventories	(3,982,884)	(12,252,641)	(489,088,336)
Trade payables, deferred revenue and other payables	(11,134)	213,451	8,520,318
Operating lease liabilities	(743,443)	(438,643)	(17,509,301)
Prepayments, other receivables and other assets	(334,866)	(420,693)	(16,792,791)
Net cash flows used in operating activities	(20,289,220)	(26,685,973)	(1,065,223,256)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

	For the six months ended June 30,
	2024	2025	2025
	VND million	VND million	USD
	(Unaudited)	(Unaudited)	(Unaudited)
INVESTING ACTIVITIES
Purchase of property, plant and equipment, and intangible assets	(7,407,648)	(8,943,376)	(356,992,496)
Payment under a business investment and cooperation contract	—	(2,300,000)	(91,809,037)
Proceeds from disposal of property, plant and equipment	14,171	316,650	12,639,709
Disbursement of bank deposit and loans	(4,332,754)	(2,511,888)	(100,266,965)
Collection of bank deposit	—	818,975	32,691,003
Payment for acquisition of a subsidiary	(10,252)	—	—
Proceeds from disposal of equity investment (net of cash held by entity being disposed)	(20,000)	—	—
Receipt from government grants	921,365	151,161	6,033,890
Net cash flows used in investing activities	(10,835,118)	(12,468,478)	(497,703,896)
FINANCING ACTIVITIES
Capital contribution from owners	—	16	639
Additional amount paid up to convert warrants to capital	—	54	2,156
Deemed contribution from owners	16,994,659	23,000,000	918,090,372
Proceeds from borrowings	45,223,504	57,703,356	2,303,343,286
Cash payment under a business cooperation contract	(3,750,000)	—	—
Repayment of borrowings	(28,442,486)	(31,056,414)	(1,239,678,030)
Net cash flows from financing activities	30,025,677	49,647,012	1,981,758,422
Net decrease in cash and cash equivalents and restricted cash	(1,098,661)	10,492,561	418,831,271
Cash, cash equivalents and restricted cash at beginning of the period	4,858,767	7,288,270	290,925,675
Net foreign exchange differences	(78,343)	(266,913)	(10,654,359)
Cash, cash equivalents and restricted cash at end of the period	3,681,763	17,513,918	699,102,587
Supplement disclosures of non-cash activities
Debt conversion to equity	—	10,000,000	399,169,727
Non-cash property, plant and equipment additions	6,731,875	7,344,870	293,184,975
Establishment of right-of-use assets and lease liabilities at commencement dates, lease modification and other non-cash changes	227,287	2,687,236	107,266,326
Supplemental Disclosures
Interest paid, net of capitalized interest	4,316,595	4,598,050	183,540,236
Income tax paid	11,636	55,180	2,202,619

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.NATURE OF OPERATIONS AND BASIS OF PRESENTATION

(a)Corporate information

VinFast Auto Ltd. (“VinFast Auto”, “VinFast” or “the Company”) is a company incorporated in Singapore. The principal activities of the Company and its subsidiaries (hereinafter collectively referred to as the “Group”) are to manufacture cars, motor vehicles, render leasing activities and related businesses.

The Company’s head office is located at 61 Robinson Road #06-01 (Suite 608), 61 Robinson, Singapore 068893. Head office of VinFast Trading and Production JSC (“VinFast Vietnam”), a subsidiary of the Company, is located at Dinh Vu - Cat Hai Economic Zone, Cat Hai Island, Cat Hai town, Cat Hai district, Hai Phong city, Vietnam.

(b)VIE structure

V-Green Global Charging Stations Development Joint Stock Company (“V-Green”) operates in constructing charging stations and providing charging services for EV customers. In 2024, VinFast entered into agreements with V-Green that exposes VinFast to variable interests in V-Green:

i.	Lease Agreement: VinFast’s maximum exposure to loss as a result of our involvement with V-Green related to the lease income.
ii.	Fee Arrangements: In 2024, VinFast launched the free charging program. Payments for free charging made directly to V-Green expose VinFast to risks of loss, constituting variable interests held by the Group. The Group’s maximum exposure to the risk of loss as a result of this program is varied by the number of VinFast’s EV customers since January 1, 2025 who are entitled to receive a subsidy from VinFast and other factors in the future.

The Group lacks power through voting or similar rights to direct the activities of this entity that most significantly affect its economic performance. So the Group is not the primary beneficiary of V-Green and does not consolidate V-Green into its financial statements.

(c)Funding Risks and Going Concern

In accordance with the ASC 205-40, the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the unaudited interim condensed consolidated financial statements are issued

The Company has incurred losses since inception, including a net loss after tax of VND38,035.4 billion for the six months ended June 30, 2025. In addition, as of that date, the Company and its subsidiaries accumulated losses amounted to VND305,780.0 billion. The Company and its subsidiaries’ current liabilities also exceeded its current assets by VND98,394.4 billion and cash flows from operating activities were negative with the amount of VND26,686.0 billion for the period ended 30 June 2025. The Company prepares business plans over the next 12 months, which include business expansion, new geographies for revenue growth and achieving gross margin improvements to minimize net cash outflows.

As an early-stage growth company, the Company’s ability to access capital is critical. As of June 30, 2025, the Company’s principal sources of liquidity are its consolidated balance of cash and cash equivalent with amount of VND13,772.6 billion and its access to capital, which includes:

(i)	Financial support from Vingroup JSC, its ultimate parent, which shall be legally valid for the period of 12 months from the issuance date of the unaudited interim condensed consolidated financial statements, which is subjected to Vingroup JSC’s financial capability, and additional debt financing, which is subjected to lenders’ approval.
(ii)	On October 20, 2023, the Company entered into a three-year Standby Equity Subscription Agreement (the “SESA”) with Yorkville. Under the terms of the SESA, the Company may, at its option, issue and sell from time to time up to $1 billion of ordinary shares to Yorkville, subject to certain limitations, such as the market price of the Company’s ordinary stock, the availability of sufficient authorized ordinary shares, and Yorkville’s financial capability to subscribe for such number of ordinary shares.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.NATURE OF OPERATIONS AND BASIS OF PRESENTATION (continued)

(c)Funding Risks and Going Concern (continued)

(iii)	On November 12, 2024, the Company entered into the Grant Agreement with Mr. Pham, Vietnam Investment Group Joint Stock Company (“VIG”) and Asian Star Trading & Investment PTE.LTD. (“Asian Star”), in which, Mr. Pham, directly or indirectly through VIG, Asian Star or other companies majority-owned or controlled by Mr. Pham, shall use legitimate sources, including but not limited to proceeds from the sale of the Company’s shares, to give grants to the Company. The ability to access the grants is dependent on the market price of the Company’s ordinary stock and the availability of sufficient authorized ordinary shares.

The Company’s principal sources of liquidity and its access to capital cannot be assured due to uncertainties as discussed above, and, as a result, cannot be included as sources of liquidity for ASC 205-40 analysis.

If capital is not available to the Company when and in the amounts needed, the Company would be required to delay, scale back, or abandon some or all of its development programs and operations. These conditions and events raise substantial doubt about the Company’s ability to continue as a going concern through the next twelve months from the date of issuance of these consolidated financial statements.

The Company and its subsidiaries’ unaudited interim condensed consolidated financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. These unaudited interim condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(d)Basis of presentation

The management of VinFast Auto Ltd. has prepared the accompanying unaudited interim condensed consolidated financial statements of the Group.

These accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), including guidance with respect to interim financial information using accounting policies that are consistent with those used in the preparation of the Group’s audited consolidated financial statements for the year ended December 31, 2024. Accordingly, these unaudited interim condensed consolidated financial statements do not include all the information and footnotes required by U.S. GAAP for annual financial statements.

In the opinion of the Company’s management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results, and cash flows of the Group for each of the periods presented. The consolidated balance sheet as of December 31, 2024 was derived from the audited consolidated financial statements at that date but does not include all the disclosures required by U.S. GAAP for annual financial statements. The unaudited interim condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited interim condensed consolidated financial statements have read or have accessed to the audited consolidated financial statements for the preceding fiscal years. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Group’s consolidated financial statements for the year ended December 31, 2024.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)Principles of Consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company and any other legal consolidated entities. All intercompany transactions and balances within the Group are eliminated upon consolidation.

(b)Use of estimates

The preparation of the unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the unaudited interim condensed consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s unaudited interim condensed consolidated financial statements mainly include, but are not limited to, the valuation of derivatives; depreciable lives of property, plant and equipment and intangible assets; assessment for impairment of long-lived assets and goodwill, product warranty, lease terms, shortfall volume provision, residual value guarantee and standalone selling price of each distinct performance obligation in revenue recognition. Actual results could differ from these estimates.

(c)Revenue recognition

Sales of vehicles (automobiles, e-scooters)

The Group identifies the individuals, distributors and the commercial banking partner/leasing company who purchase the vehicles as the customers in the contracts for sales of automobiles and e-scooters produced by the Group.

Contracts with customers may include lease and non-lease components, comprising various performance obligations. Accordingly, the Group allocates its purchase consideration among lease (where applicable) and non-lease components, based on the relative estimated standalone selling price in accordance with ASC 606, Revenue recognition. The sale of vehicles can be bundled with the sale of battery or the lease of battery (Note 2(f)). In such cases, variable lease payments of the battery leases are also allocated to the lease components and non-lease components on the same basis.

The Group generally determines standalone selling prices based on observable price of the goods and services – i.e., actual selling prices charged to customers for vehicles are the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using appropriate data that reflects the amount of consideration to which the Group expects to be entitled in exchange for transferring the promised goods or services to the customer. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation and the lease component (where applicable), and changes in judgements on these assumptions and estimates may impact the revenue recognition. The allocated purchase consideration for the sales of vehicles (including sales of battery where applicable) is recognized in revenue at the point in time when control of the vehicles is transferred to the customers, usually upon the delivery of the vehicles.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)Revenue recognition (continued)

From January 2022 onwards, the Group provides extended warranty (“service-type warranty”) in addition to the manufacturer’s warranty (“assurance-type warranty”) for general repairs of defects that existed at the time of sale, which are accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when control of the vehicle is transferred to the customer (Note 2(d)). The Group will recognize the revenue for service-type warranty over time based on a straight-line method initially and will continue to monitor the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available.

The consideration recognized represents the amount received, net of estimated sales incentives to customers that the Group reasonably expects to pay. Taxes assessed by various government entities, such as special consumption and value-added taxes, collected at the time of the vehicle sale are excluded from net sales and revenue.

Any fees that are paid or payable by the Company to a customer to arrange the financing are recognized as an offset against revenue.

In 2024, the Company launched the “Vietnam Strong Spirit – For Green Future” program, offering free charging services for its EV users. The free charging program will continue until June 30, 2027 or until December 31, 2027 if customer purchase EVs with battery before March 01, 2025. Under the program, Mr. Pham is responsible for paying the battery charging costs for all eligible sales until December 31, 2024. Subsequent to December 31, 2024, the Company will be responsible for such payment. The Company acts as an agent in facilitating free charging service to its customers.

The estimated amount under the free charging program of approximately VND5,900.8 billion was based on historical charging data and will be funded by Mr. Pham. The Company has accounted it as deemed contribution from the owner in its financial statements for the year ended December 31, 2024.

Amounts billed to customers related to shipping and handling are classified as automotive sales revenue, and the Group has elected to recognize the cost for freight and shipping when control over vehicles, parts or accessories have transferred to the customer as an expense in cost of automotive sales revenue.

Deferred revenue mainly related to service-type warranties, leasing activities for batteries and maintenance services, which is equivalent to the total transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied, as of the balance sheet dates. From the deferred revenue balance as of December 31, 2024 and 2023, revenue recognized during the six months ended June 30, 2025 and 2024 was VND252.1 billion (USD10.1 million) and VND65.5 billion respectively. Of the total deferred revenue as of June 30, 2025, the Group expects to recognize VND91.8 billion (USD3.7 million) of revenue in the 12 months. The remaining balance will be recognized over the performance period.

Bill-and-hold arrangement

The Group entered into bill-and-hold arrangement, whereby the Group sells vehicles to customers, and the vehicles, at the customers’ direction, are stored at the locations owned or leased by the Group for a period of time until it is transferred to the customer at a point in time in the future. Even though the vehicles remain in the Group’s possession, a sale is recognized at the point in time when the customer obtains control of the vehicles. Control in bill and hold transactions is transferred to the customer when customer’s acceptance specifications have been met, legal title has transferred, the customer has a present obligation to pay for the vehicle, and the risk and rewards of ownership have been transferred to the customer. In addition, all the following bill and hold criteria must be met in order for control to be transferred to the customer: the reason for the bill-and-hold arrangement must be substantive, the product must be identified separately as belonging to the customer, the product currently must be ready for physical transfer to the customer, and the Group does not have the ability to use the product or to direct it to another customer. The Company ceased such arrangement by 2024.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)Revenue recognition (continued)

Vehicle Sales with Residual Value Guarantee (“RVG”)

Vietnam market

In 2023 and 2024, the Group launched a residual value guarantee program in Vietnam in which the Group has the choice to repurchase VinFast electric vehicles from customers after a specified number of years of use at certain predetermined prices based on duration of ownership. Alternatively, the Group may choose to compensate for the deficit, i.e., the differential between the amounts recovered by the customer when sold to other third parties and the pre-determined price. If customers choose to sell to third party prior to Vinfast’s refusal, they are not entitled to the RVG i.e., Vinfast is not obligated to pay the above-mentioned difference.

The Group accounts for the program in accordance with ASC 460, Guarantees and ASC 606, Revenue from Contracts with Customers. Accordingly, the Group first bifurcates the RVG at its fair value from the transaction price and accounts for it as a guarantee liability. The residual amount of transaction price is allocated among lease (where applicable) and non-lease components as presented above.

US and Canadian market

The Group provides RVG to its commercial banking partner/leasing company in connection with its vehicle leasing programs. Under these programs, the Group originates the lease with customer and immediately transfer the lease and the underlying vehicle to commercial banking partner/leasing company. The Group is contractually obligated (or entitled) to bear the shortfall (or excess) between the resale value realized by the commercial banking partner/leasing company and a predetermined resale value. At the lease inception, the Group is required to deposit cash collateral equal to a contractual percentage of the residual value of the leased vehicles with the commercial banking partner/leasing company. The cash collateral is held in a restricted bank account owned by the commercial banking partner until it is used, as applicable, in settlement of the RVG at the end of the lease term. Cash collateral is recorded in other noncurrent assets, subject to asset impairment review at each reporting period.

The Group accounts for the vehicle leasing programs in accordance with ASC 842, Leases, ASC 460, Guarantees and ASC 606, Revenue from Contracts with Customers. Accordingly, the Group first bifurcates the RVG at its fair value from the transaction price and accounts for it as a guarantee liability. The residual amount of transaction price is allocated among performance obligations.

The guarantee liability represents the estimated amount the Group expects to pay. The Group incorporates information such as third-party residual value publications and risk of future price deterioration due to changes in market conditions in estimation of the estimated residual value guarantee liability.

Exchange of used automobiles

The Group receives used automobiles from certain customers in exchange for the new automobiles. The fair value of such non-cash consideration received from the customers is used as part of consideration and will be offset with the transaction price of new automobiles and measured when the Group obtains control of the used automobiles.

The Group estimates the fair value of the non-cash consideration by reference to its market price. If the fair value cannot be reasonably estimated, the non-cash consideration is measured indirectly by reference to the standalone selling price of the used automobiles sold by the Group.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)Revenue recognition (continued)

Sale of merchandise (automobiles)

Proceeds from sales of trading automobiles are recognized in revenue upon transfer of control of the merchandise to the customer and the related merchandise carrying value in inventory is recognized in cost of sales.

Sales of spare parts and components

Proceeds from sales of spare parts and components to distributors and customers are recognized in revenue at the point in time when control of the goods is transferred to the distributor or the customer, usually upon the delivery of the spare parts and components.

Rendering of services

Revenue from rendering of services, which is mainly comprised of aftersales services and charging services, is recognized over time based on the level of work completion as the outcome of all contracts can be reasonably ascertained.

Timing of payment

Payments are typically received at the point control transfers or in accordance with payment terms specified in contracts.

Contract balances under ASC 606

Trade receivables

A receivable is recognized if an amount of consideration that is unconditional is due from the customer (i.e., only the passage of time is required before payment of the consideration is due).

Contract liabilities

A contract liability is recognized if a payment is received, or a payment is due (whichever is earlier) from a customer before the Group transfers the related goods or services. Contract liabilities are recognized as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer).

(d)Warranty reserve

The Group provides a manufacturer’s warranty on all new vehicles at the time of vehicle sale. The Group accrues a warranty reserve for the vehicles sold, based on the best estimate of projected costs to repair or replace items under warranties, including recalls when identified. These estimates are primarily based on the estimation of the nature, frequency and average costs of the claims. The Group engages an independence actuary expert to assist in the determination of warranty reserve for vehicles. The estimate of warranty-related costs is revised at each reporting date. Warranty cost is recorded as a component of cost of sale in the consolidated statement of operations. The Group re-evaluates the adequacy of the warranty accrual on a regular basis.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)Warranty reserve (continued)

Management records and adjusts warranty reserves based on changes in estimated costs and actual warranty costs.

As the Group only commenced volume production of VinFast vehicles in June 2019, management’s experience with warranty claims regarding vehicles or with estimating warranty reserves is limited. The Group could, in the future, become subject to significant and unexpected warranty claims, resulting in significant expenses, which would in turn materially and adversely affect its financial condition, results of operations, and prospects.

As of June 30, 2025 and December 31, 2024, the portion of the warranty reserve expected to be incurred within the next 12 months is included in other current liabilities, while the remaining balance is included in other non-current liabilities on the unaudited interim condensed consolidated balance sheets.

Accrued warranty activities consisted of the following:

	For the six months ended on June 30,
	2024	2025	2025
	VND million	VND million	USD
Accrued warranty at beginning of the period	2,402,151	5,629,435	224,710,003
Changes in the liability for accruals related to pre-existing warranty (including adjustments related to changes in estimates)	(67,682)	519,380	20,732,077
Provision for warranty	936,028	3,505,048	139,910,905
Utilized	(244,395)	(915,282)	(36,535,287)
Accrued warranty at the end of the period	3,026,102	8,738,581	348,817,699
Including: Accrued warranty, current	907,064	4,162,913	166,170,885
Accrued warranty, non-current	2,119,038	4,575,668	182,646,815

(e)Investment

Short-term investments

Short-term investments consist of short-term deposits which are time deposits placed with banks and have original maturities between three months and one year. Interest earned is recorded as interest income in the unaudited interim condensed consolidated statements of operations for the periods presented.

Investment in equity investees

Investments in equity investees represent investments in a joint venture in which the Group jointly controls with other investor but does not own a majority equity interest or control. Such investments are accounted for using the equity method of accounting in accordance with ASC 323-10, Investments - Equity Method and Joint Ventures: Overall. Under the equity method, the Group initially records its investment at cost and prospectively recognizes its proportionate share of each equity investee’s net profit or loss into its consolidated statement of operations. The difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill included in equity method investment on the consolidated balance sheet. The Group evaluates its equity method investments for impairment under ASC 323-10. An impairment loss on the equity method investments is recognized in the consolidated statement of operations when the decline in value is determined to be other-than-temporary.

No impairment loss had been recorded during the period ended June 30, 2025 and 2024.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)Investment (continued)

Other investments

Other investments consist of investment in other entities as disclosed in Note 13. In accordance with ASC 321, Investments – Equity Securities, for investments in an investee over which the Group does not have significant influence, the Group carries the investment at fair value with unrealized gains and losses included in earnings.

(f)Lease

The Group assesses at contract inception whether a contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The lease term corresponds to the non-cancellable period of each contract.

The Group as a Lessee

A lease is classified at the inception date as either a finance lease or an operating lease. As the lessee, a lease is a finance lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the asset’s estimated remaining economic life, d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased asset to the lessor at the inception date or e) the leased asset is of such a specialized nature that it is expected to have no alternative use.

Finance lease assets and liabilities are presented separately on the consolidated balance sheet as finance lease right-of-use assets and finance lease liabilities, current and non-current respectively.

All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective leases. Operating leases (with an initial term of more than 12 months) are included in operating lease right-of-use (“ROU”) assets, operating lease liabilities (current), and operating lease liabilities (non-current) in the consolidated balance sheet. ROU assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term.

The Group utilizes a market-based approach to estimate the incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The operating lease ROU asset also includes any lease prepayments, reduced by lease incentives and accrued rent. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option.

The Group has lease agreements with lease and non-lease components, which are generally accounted for separately. In addition, leases with an initial term of 12 months or less are not recorded on the consolidated balance sheet; the Group recognizes lease expense for these leases on a straight-line basis over the lease term. Certain lease agreements contain rent holidays and escalating rent are considered when determining the straight-line rent expense to be recorded over the lease term. The lease term begins on the date of initial possession of the leased property for purposes of recognizing lease incentives.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)Lease (continued)

The Group as a Lessor

At the commencement date, the lease payments consist of the fixed payments less any lease incentives paid or payable to the lessee relating to the use of the underlying asset during the lease term. Lease payments do not include variable lease payments that do not depend on an index or a rate.

A lease is classified at the lease commencement date as either a sales-type lease or an operating lease. The lessor shall classify a lease as a sales-type lease when the lease meets any of the following criteria: a) the lease transfers ownership of the underlying asset to the lessee by the end of the lease term, b) the lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, c) the lease term is for the major part of the remaining economic life of the underlying asset, d) the present value of the sum of the lease payments equals or exceeds substantially all of the fair value of the underlying asset, or e) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. Notwithstanding the above criteria, leases are classified as operating leases if they have variable lease payments that do not depend on an index or rate and if classifying the lease as a sales-type lease or a direct financing lease would result in the recognition of a selling loss.

For a sales-type lease, at the lease commencement, net investment in the lease is recognized by the sum of the lease receivable and the unguaranteed residual asset. Lease receivable is the present values of the sum of lease payments and the guaranteed residual asset. The Group recognises all revenue and costs associated with the sales-type lease as revenue from leasing activities and cost of leasing activities upon delivery of the underlying asset to the customer. Interest income based on the implicit rate in the lease is recorded to finance income over time as customers are invoiced on a monthly basis. All other leases are accounted for as operating leases wherein the Group recognizes, at the commencement date, the lease payments as income in profit or loss over the lease term on a straight-line basis and the Group recognizes variable lease payments as income in profit or loss in the period in which the changes in facts and circumstances on which the variable lease payment are based occur.

Battery leases

The Group has battery leases accounted for as both operating leases and sales-type leases. The Group’s operating leases for batteries allow variable monthly subscription fees that depend on mileage usage. Both types of battery leases have an indefinite term and can be terminated at any time at the customer’s discretion. At the termination of contract, customers are required to return the batteries to the Group. The Group considers a number of factors, including the technical useful lives of the vehicles and batteries, useful lives of the vehicles, the customer’s termination right, amongst others, in determining the lease term.

Business cooperation contract (“BCC”) with V-Green

In September 2024, VinFast entered into an agreement with V-Green, a related party under common control, to lease the VinFast charging station system with a carrying amount of approximately VND4,200 billion, which is mostly recognized as property, plant, and equipment in exchange for a specified percentage of the total revenue generated from these assets. The lease is classified as an operating lease whereby VinFast acts as the lessor.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)Impairment of long-lived assets

The Group evaluates its long-lived assets, including property, plant and equipment, intangible assets with finite lives and right-of-use assets, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition, using the key assumptions, including revenue growth and gross margin improvements. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss on long-lived assets for the excess of the carrying amount of the assets over their fair value.

(h)Fair value measurement

The Group applies ASC 820, Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided for fair value measurements.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

-	Level 1-Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
-	Level 2-Includes other inputs that are directly or indirectly observable in the marketplace.
-	Level 3-Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations for those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial instruments include cash and cash equivalents, trade receivables, certain other receivables, short-term derivative assets, other investments, long-term derivative assets, amounts due from related parties, certain other non-current assets, accounts payable, accruals, short-term derivative liabilities, short-term loans, long term borrowings, long-term derivative liabilities, amounts due to related parties, and certain other current liabilities. The carrying values of the financial instruments included in current assets and liabilities approximate their fair values due to their short-term maturities. The carrying amount of long-term borrowings approximates its fair value due to the fact that the related interest rates approximate market rates for similar debt instruments of comparable maturities.

For fair value measurements categorized within Level 3 of the fair value hierarchy, the Group uses its valuation processes to decide its valuation policies and procedures and analyse changes in fair value measurements from period to period. For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)Current expected credit loss

The Group’s cash and cash equivalents, accounts receivable, net investment in sales-type lease, certain other receivables, and other current assets are in scope of Measurement of Credit Losses on Financial Instruments (“ASC Topic 326”). The Group’s loan receivables from related parties (entities under common control) are excluded from the scope of ASC Topic 326.

The Group has identified the relevant risk characteristics of its customers and the related cash and cash equivalents, accounts receivable, certain other receivables, amounts due from other related parties, other current assets and other non-current assets which include size, type of services or the products the Group provides, or a combination of these characteristics. Receivables and amounts due from related parties with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each reporting date based on the Group’s specific facts and circumstances.

(j)Convenience Translation

Translations of balances in the unaudited interim condensed consolidated balance sheet, unaudited interim condensed consolidated statement of operations, unaudited interim condensed consolidated statement of other comprehensive loss, unaudited interim condensed consolidated statements of shareholders’ equity, unaudited interim condensed consolidated statement of cash flows and the related notes from VND into USD as of and for the six months ended June 30, 2025 are solely for the convenience of the reader and were calculated at the rate of USD1.00 = VND25,052, representing the central exchange rate quoted by the State Bank of Vietnam Operations Centre as of June 30, 2025. No representation is made that the VND amounts represent or could have been, or could be, converted, realized or settled into USD at that rate on June 30, 2025, or at any other rate.

The amounts shown in the unaudited interim condensed consolidated financial statements have been rounded or truncated as deemed appropriate by the management. Accordingly, numerical figures shown as totals in certain tables might not be an arithmetic aggregation of the figures that precede them.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)Recent issued accounting pronouncements not yet adopted

ASU 2024-03, Disaggregation of Income Statement Expenses (DISE) (Subtopic 220-40)

On November 4, 2024, FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses. The ASU requires the disaggregated disclosure of specific expense categories, including purchases of inventory, employee compensation, depreciation, and amortization, within relevant income statement captions. This ASU also requires disclosure of the total amount of selling expenses along with the definition of selling expenses.

This ASU applies to all public interest entities and is effective for annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Adoption of this ASU can either be applied prospectively to consolidated financial statements issued for reporting periods after the effective date of this ASU or retrospectively to any or all prior periods presented in the consolidated financial statements. Early adoption is also permitted.

This ASU will likely result in the required additional disclosures being included in our consolidated financial statements, once adopted.

ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures

On December 14, 2023, FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, on improvements to income tax disclosures. The standard requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions.

This ASU applies to all entities subject to income taxes. For public business entities (PBEs), the new requirements will be effective for annual periods beginning after December 15, 2024. For entities other than public business entities (non-PBEs), the requirements will be effective for annual periods beginning after December 15, 2025. The guidance will be applied on a prospective basis with the option to apply the standard retrospectively. Early adoption is permitted.

This ASU will result in the required additional disclosures being included in our consolidated financial statements, once adopted.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.CONCENTRATION OF RISKS

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. The management focuses on two types of market risk, i.e., interest rate risk and currency risk. Financial instruments affected by market risks include loans and borrowings, corporate bonds, financial assets and financial liabilities at fair value through profit or loss.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s debt obligations with floating interest rates. To manage this, the Group enters into interest rate swaps for loan contracts, in which it agrees to exchange, at specified intervals, the difference between fixed and variable rate interest amounts calculated by reference to an agreed-upon notional principal amount.

Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign currency rates relates primarily to the Group’s operating activities (when revenues or expenses are denominated in a different currency from the Group’s functional currency) and the Group’s borrowings in foreign currency. To manage this, the Group enters into foreign exchange rate swap and forward foreign exchange for loan contracts.

Liquidity risk

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans and corporate bonds, selling ordinary shares, seeking financial support from Vingroup, including in the form of debt financing, corporate loan guarantees, capital contributions and cash grants. The Group has managed liquidity risk by arranging for long-term credit facilities with the banks, or issuing long-term corporate bonds, to ensure that the loans and bonds will be repaid after the Group has completed and put into commercial operations its projects. The Group determines the liquidity risk based on terms of contracts. For accruals and other liabilities, the Group uses its judgement to determine the appropriate level of liquidity risk exposed to these liabilities.

Supply risk

The Group is dependent on its suppliers. The inability of these suppliers to deliver necessary components of products in a timely manner at prices, quality levels and volumes acceptable to the Group, or its inability to efficiently manage these components from these suppliers, could have a material adverse effect on its business, prospects, financial condition and operating results.

Credit Risk

The Group performs ongoing credit evaluations of customers’ financial condition whenever deemed necessary. The Group maintains an allowance for credit losses based on the expected collectability of all accounts receivable, which takes into consideration an analysis of historical bad debts, specific customer creditworthiness, customers’ bank guarantee (if applicable) and current economic trends. The Group believes that concentration of credit risk is limited because of credit quality of the customer base and small account balances for most of these customers. The pricing term was determined based on management’s assessment of market-based pricing terms.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

4.CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

Cash and cash equivalents comprise cash on hand, cash in banks, cash in transit and short-term, highly liquid investments, which are unrestricted as to withdrawal and use, with an original maturity of not more than three months that are readily convertible into known amount of cash and that are subject to an insignificant risk of change in value.

Restricted cash is comprised primarily of cash as collateral for letters of credit issued to the landlords for certain of the Group’s leased facilities, cash receipts from customers at commercial banks which are temporarily frozen and checked before being transferred to current accounts of the Group, autonomous vehicle manufacturing surety bonds and cash held as collateral for sales to commercial banking partner/leasing company with a resale value guarantee. The Company determines current or non-current classification based on the expected duration of the restriction.

Details of cash and cash equivalent and restricted cash are presented in the interim condensed consolidated statements of cash flows as below:

	As of December 31,	As of June 30,
	2024	2025
	VND million	VND million	USD
Cash and cash equivalents	3,306,793	13,772,585	549,759,899
Short-term restricted cash	2,371,038	1,639,530	65,445,074
Long-term restricted cash	1,610,439	2,101,803	83,897,613
Total cash, cash equivalent and restricted cash	7,288,270	17,513,918	699,102,587

5.INVENTORIES, NET

The classification of inventory balance as of each financial reporting date is as follows:

	At lower of cost and net realizable value
	As of December 31,	As of June 30,	As of June 30,
	2024	2025	2025
	VND million	VND million	USD
Raw materials	12,077,632	14,451,287	576,851,629
Good in transit	2,123,863	2,548,767	101,739,063
Finished goods, including service parts	10,104,487	14,073,184	561,758,901
Work in process	3,338,606	3,619,255	144,469,703
Merchandises	22,770	4,959	197,948
Tools and spare parts	239,672	279,413	11,153,321
TOTAL	27,907,030	34,976,865	1,396,170,565

Inventory is stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price of inventory in the ordinary course of business, less estimated costs of completion, disposal and transportation.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

6.IMPAIRMENT OF LONG-LIVED ASSETS

As of June 30, 2025, the Group identified specific impairment indicators associated with individual assets, which include:

►	Impairment of leased-out batteries of VND311,108 million (USD12.4 million) under the Car and E-scooter segments was recorded in the six months ended June 30, 2025 (in the six months ended June 30, 2024: VND59,959 million) due to competitive lease subscription fee provided to customers. The Group impaired identified assets based on its fair value;
►	Impairment of battery production line facilities under the Car segment was recognized in the six months ended June 30, 2025 was nil (in the six months ended June 30, 2024: VND1,269,836 million) due to idle operations. The Group impaired identified assets based on its fair value.
►	Impairment of showroom assets under the Car segments was recognized in the six months ended June 30, 2025 of VND 773,272 million (USD30.9 million) due to the change in plan of these showrooms (in the six months ended June 30, 2024: VND116,517 million). The Group impaired identified assets based on its disposal cashflows;

7.INTANGIBLE ASSETS, NET

	As of December 31, 2024			As of June 30, 2025
		Accumulated	Net carrying		Accumulated	Net carrying	Net carrying
	Cost	amortization	value	Cost	amortization	value	value
	VND million	VND million	VND million	VND million	VND million	VND million	USD
Finite-lived intangible assets:
License	3,690,720	(3,690,720)	—	3,690,720	(3,690,720)	—	—
Software	2,237,380	(1,263,481)	973,899	2,306,803	(1,471,028)	835,775	33,361,608
Purchased software under development phase	169,248	—	169,248	168,286	—	168,286	6,717,468
Others	43,527	(22,039)	21,488	46,576	(21,718)	24,858	992,256
Total	6,140,875	(4,976,240)	1,164,635	6,212,385	(5,183,466)	1,028,919	41,071,332

The Group recorded amortization expenses of VND192,491 million (USD7.7 million) and VND179,358 million for the six months ended June 30, 2025 and 2024, respectively.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

8.INTEREST-BEARING LOANS AND BORROWINGS

		As of December 31,	As of June 30,
		2024	2025
	Note	VND million	VND million	USD
Short-term
Loans from banks	8.1	24,210,045	26,979,122	1,076,924,876
Current portion of long-term loans	8.2	7,279,170	3,649,512	145,677,471
Current portion of bonds		7,605,487	619,201	24,716,629
Loans from others		29,384	—	—
TOTAL		39,124,086	31,247,835	1,247,318,977

Long-term
Loans from banks	8.2	16,924,140	29,661,455	1,183,995,489
Domestic bonds	8.3	5,938,750	13,779,208	550,024,270
TOTAL		22,862,890	43,440,663	1,734,019,759

8.1Short-term loans from banks

Details of the short-term loans from banks of the Group as of June 30, 2025 were as follows:

Bank	As of June 30, 2025		Maturity	Collateral
		USD
		(Convenience
	VND million	translation)
Bank 1	9,997,450	399,067,939	From October 2025 to March 2026	Shares and properties of affiliates; guaranteed by the ultimate parent company
Bank 2	6,636,048	264,890,947	From July 2025 to April 2026	Shares and properties of affiliates; machines and equipment of the Company; guaranteed by the ultimate parent company
Bank 3	1,000,000	39,916,973	From December 2025 to May 2026	Shares of an affiliate; guaranteed by the ultimate parent company
Bank 4	1,499,989	59,875,020	From July 2025 to February 2026	Shares, bonds and properties of affiliates; machineries held by the Company and payment guarantee from the ultimate parent company
Bank 5	1,014,561	40,498,204	From July 2025 to December 2025	Shares, and properties of affiliates; machineries held by the Company and payment guarantee from the ultimate parent company
Bank 6	485,850	19,393,661	From July 2025 to December 2025	Vehicles under loan contract and payment guarantee from the ultimate parent company
Bank 7	3,982,450	158,967,348	From July 2025 to December 2025	Shares of an affiliate; guaranteed by the ultimate parent company
Bank 11	625,483	24,967,388	October 2025	Payments guaranteed by a subsidiary of the Group and Standby Letter of Credit (“SBLC”) from a commercial bank
Bank 12	662,149	26,430,984	February 2026	Payments guaranteed by SBLC from a commercial bank
Bank 13	1,051,997	41,992,536	April 2026	Payments guaranteed by the ultimate parent company and SBLC from a commercial bank
Loans from others	23,145	923,878	From July to October 2025	Certain inventories
TOTAL	26,979,122	1,076,924,876

Details of interest rate during the period of short-term borrowings as of June 30, 2025 are as follows:

Loans land borrowings	Currency	Interest rate per annum applicable for the six months ended June 30, 2025
Short-term Loans	VND	From 8.3% to 15%
Short-term Loans	USD	From 6.3% to 9.5%
Short-term Loans	EUR	From 4.88% to 5.63%
Short-term Loans	INR	8.95%

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

8.INTEREST-BEARING LOANS AND BORROWINGS (continued)

8.2Long-term loans from banks

Details of long-term borrowings as of June 30, 2025 were as follows:

Lenders	As of June 30, 2025		Maturity date	Collateral
		USD
		(Convenience
	VND million	translation)
Syndicated loan No.1	12,092,345	482,689,805	From September 2025 to September 2030	(i)
In which: current portion	2,542,103	101,473,056
Syndicated loan No.4	1,830,769	73,078,756	From December 2025 to December 2026	(i)
In which: current portion	525,161	20,962,837
Syndicated loan No.5	3,139,368	125,314,067	From November 2025 to November 2029	(i)
In which: current portion	434,842	17,357,576
Syndicated loan No.7	6,239,177	249,049,058	From May 2027 to May 2029	(i)
In which: current portion	—	—
Syndicated loan No.8	4,220,897	168,485,430	June 2028	(i)
In which: current portion	25,813	1,030,377
Syndicated loan No.9	2,877,203	114,849,234	June 2028	(i)
In which: current portion	21,321	851,070
Syndicated loan No.10	2,355,587	94,027,902	June 2028	(i)
In which: current portion	1,622	64,745
Loan from a commercial bank	456,971	18,240,899	From September 2027 to October 2034	(ii)
In which: current portion	—	—
Loan from others	98,650	3,937,809	From November 2025 to June 2026	(iii)
In which: current portion	98,650	3,937,809
TOTAL	33,310,967	1,329,672,960
In which:
Non-current portion	29,661,455	1,183,995,489
Current portion	3,649,512	145,677,471
(i)	As of June 30, 2025 and December 31, 2024, these long-term loans were secured by:
►	The Debt Service Reserve Account of the Group at the offshore account management bank, the Revenue account at a commercial bank with outstanding balance;
►	Certain shares of an affiliate of the Group held by the ultimate parent company;
►	Payment guarantee from the ultimate parent company and certain commercial banks. The payment guarantees from the commercial banks are secured by certain properties held by affiliates.
(ii)	As of June 30, 2025 the long-term loan was secured by:
►	Certain properties of a subsidiary;
►	Certain shares of a subsidiary held by the Company and a shareholder;
►	Payment guarantee from the Company;
►	The Debt Service Reserve Accounts of a subsidiary.
(iii)	As of June 30, 2025 and December 31, 2024, these long-term loans were secured by vehicles under loan contract.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

8.2Long-term loans from banks (continued)

Details of interest rate during the six months ended June 30, 2025 of borrowings as follows:

Loans and borrowings	Currency	Interest rate per annum applicable for the six months ended June 30, 2025
Secured loans without swap contract	USD	Floating interest rate, from 7.18% to 9.09% per annum
Secured loans with floating interest rate swapped for fixed interest rate (also fixed transaction rate) under swap contracts (Note 13)	USD	Fixed interest rate under swap contract from 4.1% to 6.58% per annum
Secured loans	EUR	Floating interest rate, from 4.88% to 5.63% per annum

8.3Bonds

The balance as of 30 June 2025 includes bonds arranged by a third counterparty:

Bonds	As of June 30, 2025		Maturity	Interest rate	Collateral
		USD
		(Convenience
	VND million	translation)
Bond No.3	619,201	24,716,629	September 2025	Floating interest rate, annual interest rate of 10.875%	(i)
In which: current portion	619,201	24,716,629
Bond No.5	1,973,250	78,766,166	October 2026	Fixed interest rate at 13.5% per annum	(ii)
Bond No.6	3,957,000	157,951,461	October 2029	Fixed interest rate at 13.5% per annum	(ii)
Bond No.7	494,375	19,733,953	December 2026	Fixed interest rate at 13.5% per annum	(ii)
Bond No.8	4,927,083	196,674,238	May 2028	Fixed interest rate at 12.5% per annum	(iii)
Bond No.9	2,427,500	96,898,451	June 2028	Fixed interest rate at 12.0% per annum	(iv)
TOTAL	14,398,409	574,740,899
In which:
Non-current portion	13,779,208	550,024,270
Current portion	619,201	24,716,629
(i)	This bond issuance is secured by shares of the ultimate parent company held by VIG; payment guaranteed by the ultimate parent company.

(ii)	This bond issuance is secured by shares and real estates of affiliates under common control of the ultimate parent company; payment guaranteed by the ultimate parent company.

(iii)	This bond issuance is secured by shares of an affiliate under common control of the ultimate parent company; payment guaranteed by the ultimate parent company.

(iv)	This bond issuance is secured by shares of an affiliate under common control of the ultimate parent company. As of June 30, 2025, the Company’s collateral cover ratio was less than the required ratio specified in the related bond agreements and thus, it is required the Company to top up additional collateral before 30 September 2025. By the date of the unaudited interim condensed consolidated financial statements, the Group completed administrative procedures with the relevant regulatory body to register the additional collaterals within committed timeline.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

9.DEPOSITS AND DOWN PAYMENT FROM CUSTOMERS

The deposits and down payment received in advance from customers for sales of automobiles, e-scooters and service parts were as follows:

	As of December 31,	As of June 30,
	2024	2025	2025
	VND million	VND million	USD
Refundable deposit liabilities	2,524,022	757,903	30,253,193
Non-refundable down-payment of contract liabilities	1,041,441	1,169,654	46,689,047
TOTAL	3,565,463	1,927,557	76,942,240

Revenue recognized from non-refundable down-payment from these contract liabilities as of December 31, 2024 and 2023 for the six-month ended June 30, 2025 and 2024 was VND879,566 million (USD35.1 million) and VND546,523 million, respectively.

10.LOSS PER SHARE

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the six months ended June 30, 2025 and 2024. Details are as below:

	For the six months ended June 30,
	2024	2025	2025
	VND million	VND million	USD
Net loss attributable to controlling interests	(33,462,508)	(37,987,877)	(1,516,361,049)
Net loss attributable to controlling interests adjusted for the effect of dilution	(33,462,508)	(37,987,877)	(1,516,361,049)

		Unit: Shares
	For the six months ended June 30,
	2024	2025
Weighted average number of ordinary shares for basic earnings per share	2,338,072,572	2,338,812,617
Weighted average number of ordinary shares adjusted for the effect of dilution	2,338,072,572	2,338,812,617

	For the six months ended June 30,
	2024	2025	2025
	VND	VND	USD
Basic loss per share	(14,312)	(16,242)	(0.65)
Diluted loss per share	(14,312)	(16,242)	(0.65)

For the period ended June 30, 2025, the Company had potential ordinary shares, including convertibles notes and warrants. As the Company incurred loss for the period ended June 30, 2025, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company. The weighted average number of these potential ordinary shares were excluded from the calculation of diluted net loss per share as below:

For the period
ended June 30, 2025

DPS (Note 14)	417,238,973
Number of outstanding warrants (Note 14)	3,320,822

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

11.RELATED PARTY TRANSACTIONS

The principal related parties with which the Group had significant transactions during the six months ended June 30, 2025 and 2024 presented are as follows:

Related parties	Relationship with the Company
Pham Nhat Vuong	Managing Director and CEO
Vingroup JSC	Ultimate Parent
VIG	Shareholder
Vinbus Ecology Transport Services Limited Liability Company (“Vinbus Ecology LLC”)	Entity under common control
Vincom Retail JSC	Associate of the Ultimate Parent Company (Entity under common control until March 30, 2024)
Vincom Retail Operation Company Limited (“Vincom Retail Operation LLC”)	Associate of the Ultimate Parent Company (Entity under common control until March 30, 2024)
Vincom Retail Landmark 81 Company Limited (“Vincom Retail Landmark 81 LLC”)	Associate of the Ultimate Parent Company (Entity under common control until March 30, 2024)
Vinhomes Industrial Zone Investment JSC (“VHIZ JSC”)	Entity under common control
Vinhomes Hai Phong Industrial Zone Investment JSC (“VHIZ Hai Phong JSC”)	Entity under common control
Vinhomes Ha Tinh Industrial Zone Investment JSC (“VHIZ Ha Tinh JSC”)	Entity under common control
Vinhomes JSC	Entity under common control
Vinpearl JSC	Entity under common control
Vinsmart Research and Manufacture JSC (“Vinsmart JSC”)	Entity under common control
VinFast Lithium Battery Pack Limited Liability Company (“VinFast Lithium Battery Pack LLC”)	Entity under common control
Green and Smart Mobility Joint Stock Company (“GSM JSC”)	Entity under common control
PT XanhSM Green and Smart Mobility Indonesia (“PT Xanh SM Indo”)	Entity under common control
Green and Smart Mobility Philippines Inc (“GSM Philippines”)	Entity under common control
Suoi Hoa Urban Development and Investment Joint Stock Company (“Suoi Hoa JSC”)	Associate of the Ultimate Parent Company
VinCSS Internet Security Services Joint Stock Company (“VinCSS JSC”)	Entity under common control
VinITIS Transmission Infrastructure and Information Technology Solution (“VinITIS JSC”)	Entity under common control
V-Green Global Charging Stations Development Joint Stock Company (“V-Green JSC”)	Entity under common control
Green Future Services and Trading Joint Stock Company (“Green Future JSC”)	Entity under common control
V-G High-Tech Energy Solutions Co., Ltd (“V-G”)	Joint Venture

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

11.RELATED PARTY TRANSACTIONS (continued)

Significant transactions with related parties during the six months ended June 30, 2025 and 2024 were as follows:

		For the six months ended June 30,
		2024	2025
Related party	Transactions	VND million	VND million	USD
Vingroup JSC	Borrowings	28,324,319	20,474,262	817,270,557
	Borrowings (converted from interest payable)	—	2,292,534	91,511,017
	Interest expense	3,555,818	5,061,136	202,025,228
	Capital contribution by offsetting against borrowings	—	10,000,000	399,169,727
	Vingroup guarantee for VinFast’s payment obligations	(i)	(i)	(i)

Pham Nhat Vuong	Sponsorship contribution - accounted for as deemed contribution	3,277,310	23,000,000	918,090,372

VIG	Cash received for disposal of ICE assets (including VAT)	1,642,444	—	—
	Sponsorship contribution - accounted for as deemed contribution	74,904	—	—

Vinhomes JSC	Sale of vehicles and others	1,629,814	92,791	3,703,936

Vinsmart JSC	Purchase of machinery and equipment, tools, materials and goods	208,924	—	—
	Sponsorship contribution - accounted for as deemed contribution	12,000,000	—	—

Suoi Hoa Urban JSC	Borrowings	230,000	—	—

VHIZ JSC	Interest expense	896,411	—	—

VHIZ Hai Phong JSC (*)	Interest expense	—	1,001,528	39,977,966

VHIZ Ha Tinh JSC	Initial recognition of finance lease	—	3,422,114	136,600,431

GSM JSC	Revenue from sale of vehicles	6,079,714	4,920,773	196,422,361
	Late payment penalty interest	91,898	97,716	3,900,527

PT Xanh SM Indo	Revenue from sale of vehicles and spare parts	—	485,986	19,399,090

GSM Philippines	Revenue from sale of vehicles	—	193,357	7,718,226

V-Green JSC	Revenue from business cooperation contracts	—	112,279	4,481,838
	Payment on behalf	—	1,045,519	41,733,953
	Charging subsidies	—	590,297	23,562,869

Green Future JSC	Revenue from sale of vehicles	—	1,121,135	44,752,315
	Late payment penalty interest	—	20,322	811,193

Vincom Retail Operation JSC	Borrowing	2,130,000	—	—
	Interest payable	91,851	—	—
	Rental showrooms and charging stations	111,239	74,545	2,975,611

Vinpearl JSC	Hotel service & airplane tickets expenses	76,803	104,447	4,169,208
	Loan receivables	300,000	—	—
Vincom Retail Landmark 81 Co., Ltd.	Borrowings	140,000	—	—

Vinbus Ecology Transport Services LLC	Sale of electric buses	—	27,549	1,099,673
	Loan receivables	9,900,000	—	—
	Interest receivables	144,256	—	—

V-G	Purchase of materials	—	1,871,110	74,689,047
(i)	There are certain loans and borrowings of VinFast guaranteed by ultimate parent. Details are presented in Note 8.

(*)

In November 2024, VHIZ JSC split into VHIZ Hai Phong JSC, VHIZ Ha Tinh JSC and VHIZ JSC. Accordingly, VHIZ JSC transfers all rights and obligations under the factory leasing contract previously signed with the Company to VHIZ Hai Phong JSC.

In June 2025, VinFast Vietnam signed a long-term contract (69 years) to lease of the factory and auxiliary technical infrastructure of VinFast Manufacturing Complex project in Ha Tinh from VHIZ Ha Tinh JSC for VinFast Vietnam’s production activities.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

11.RELATED PARTY TRANSACTIONS (continued)

Amounts due to and from related parties as of June 30, 2025 and December 31, 2024:

	As of December 31, 2024	As of June 30, 2025
	VND million	VND million	USD
Amounts due from related parties
Short-term advance to and receivables (Note 11b)	4,272,121	3,207,490	128,033,291
Long-term receivables	3,630	6,404	255,628
Total	4,275,751	3,213,894	128,288,919

Amounts due to related parties
Short-term payables to and borrowings from related parties	64,251,391	81,894,753	3,268,990,620
Short-term payables (Note 11b)	9,370,301	10,929,519	436,273,312
Short-term borrowing (Note 11a)	54,881,090	70,965,234	2,832,717,308
Long-term payables to related parties	42,095,740	32,586,172	1,300,741,338
Long-term payables (Note 11b)	18,142,459	18,604,438	742,632,844
Long-term borrowing (Note 11a)	23,953,281	13,981,734	558,108,494
Total	106,347,131	114,480,925	4,569,731,958

a)	Details of loans to and borrowings from related parties:

	As of December 31, 2024	As of June 30, 2025
	VND million	VND million	USD
Short-term borrowing from related parties
Vingroup JSC	54,840,302	70,910,419	2,830,529,259
Vinpearl Australia Pty Ltd.	40,788	54,815	2,188,049
Total	54,881,090	70,965,234	2,832,717,308

Long-term borrowing from related parties
Vingroup JSC	23,953,281	13,981,734	558,108,494
Total	23,953,281	13,981,734	558,108,494

Details of the short-term and long-term borrowings from related parties of the Group as of June 30, 2025 were as follows:

					Interest rate
					applicable for the
					six months ended
Counterparty	As of June 30, 2025		Maturity	Collateral	June 30, 2025
		USD
		(Convenience
	VND million	translation)
Short-term
Vingroup JSC	70,910,419	2,830,529,259	From August 2025 to June 2026	Unsecured	4.9%-12.0%
Vinpearl Australia Pty Ltd.	54,815	2,188,049	December 2025	Unsecured	7.0%
TOTAL	70,965,234	2,832,717,308
Long-term
Vingroup JSC	13,981,734	558,108,494	July 2026 to April 2028	Unsecured	11.0%-15.0%
TOTAL	13,981,734	558,108,494

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

11.RELATED PARTY TRANSACTIONS (continued)

b)	Detail of other balance due from and due to related parties:

	As of December 31, 2024	As of June 30, 2025
	VND million	VND million	USD
Short-term advance to and receivables from related parties
Green Future JSC	51,710	1,013,218	40,444,595
GSM JSC	2,343,282	934,008	37,282,772
V-Green JSC	371,046	504,044	20,119,911
PT Xanh SM Indo	1,325,057	328,661	13,119,152
GSM Philippines	—	222,365	8,876,138
Others	181,026	205,194	8,190,723
Total	4,272,121	3,207,490	128,033,291

	As of December 31,
	2024	As of June 30, 2025
	VND million	VND million	USD
Short-term payables to related parties
VHIZ JSC	131,978	162,388	6,482,037
VHIZ Hai Phong JSC	1,503,791	728,980	29,098,675
Vingroup JSC	5,918,690	8,229,187	328,484,233
Vinsmart JSC	237,371	162,462	6,484,991
Vinhomes JSC	493,589	80,060	3,195,753
Vinbus Ecology LLC	300,525	5,295	211,360
GSM JSC	140,864	100,423	4,008,582
V-Green JSC	145,759	458,332	18,295,226
Others	497,734	1,002,392	40,012,454
Total	9,370,301	10,929,519	436,273,312

	As of December 31,
	2024	As of June 30, 2025
	VND million	VND million	USD
Long-term payables to related parties
VHIZ Hai Phong JSC	17,924,650	18,596,251	742,306,043
Vingroup JSC	217,809	8,187	326,800
Total	18,142,459	18,604,438	742,632,844

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

12.SEGMENT REPORTING

Our Chief Executive Officer, Chief Finance Officer and Chief Strategy and Investment Officer, as the CODM, organises the Company, manages resource allocations and measures performance among three operating and reportable segments: Car, E-scooter and Ebus.

The Car segment includes the design, development, manufacturing and sales of cars and related battery lease and battery charging services for cars (“Car”). The E-scooter segment includes the design, development, manufacturing and sales of e-scooters and related battery lease and battery charging service for e-scooters (“E-scooter”). The Ebus segment includes the design, development, manufacturing and sales of Ebus (“Ebus”).

A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “All other”. The “All other” category mainly includes sales of spare parts, sales of credit carbon, rendering of after-sale services for automobiles and e-scooters and leasing activities.

Cost of Car includes materials, production cost, warranty expense, logistic costs, depreciation and amortization charges and charges to write down the carrying value of our inventory when it exceeds its estimated net realizable value.

Cost of E-scooter includes materials, production cost, warranty expense, depreciation and amortization charges and charges to write down the carrying value of our inventory when it exceeds its estimated net realizable value.

Cost of E-bus includes materials, warranty expense, depreciation and amortization charges.

Our CODM does not evaluate operating segments using asset or liability information. Accordingly, total assets for each reportable segment are not disclosed. Our CODM uses segment gross profit/loss for evaluating product pricing, cost control and optimization, inventory management and short-term cash generating ability of each segment. Information about segments presented revenues and gross profit (loss) by reportable segment were as follows:

For the six months ended June 30, 2025:

					Currency: VND million
	Car	E-scooter	Ebus	All other	Total
Revenues	28,415,356	1,853,126	517,524	2,129,679	32,915,685
Cost of sales (*)	(40,539,649)	(3,594,434)	(494,490)	(848,492)	(45,477,065)
Gross profit/(loss)	(12,124,293)	(1,741,308)	23,034	1,281,187	(12,561,380)
Reconciling to operating loss:	—	—	—	—	(12,618,858)
Research and development costs	—	—	—	—	(4,350,711)
Selling and distribution costs	—	—	—	—	(3,700,177)
Administrative expenses	—	—	—	—	(3,450,927)
Net other operating expenses	—	—	—	—	(1,117,043)
Operating loss	—	—	—	—	(25,180,238)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

12.SEGMENT REPORTING (continued)

For the six months ended June 30, 2024:

	Car	E-scooter	Ebus	All other	Total
Revenues	13,585,273	795,614	—	815,215	15,196,102
Cost of sales (*)	(22,794,302)	(1,208,580)	(16,348)	(442,230)	(24,461,460)
Gross profit/(loss)	(9,209,029)	(412,966)	(16,348)	372,985	(9,265,358)
Reconciling to operating loss:	—	—	—	—	(14,160,318)
Research and development costs	—	—	—	—	(5,255,234)
Selling and distribution costs	—	—	—	—	(3,236,184)
Administrative expenses	—	—	—	—	(3,657,792)
Net other operating expenses	—	—	—	—	(2,011,108)
Operating loss	—	—	—	—	(23,425,676)

For the six months ended June 30, 2025 (convenience translation):

					Currency: USD
	Automobiles	E-scooter	Ebus	All other	Total
Revenues	1,134,254,990	73,971,180	20,657,991	85,010,338	1,313,894,499
Cost of sales (*)	(1,618,220,062)	(143,478,924)	(19,738,544)	(33,869,232)	(1,815,306,762)
Gross profit/(loss)	(483,965,073)	(69,507,744)	919,448	51,141,106	(501,412,262)
Reconciling to operating loss:	—	—	—	—	(503,706,610)
Research and development costs	—	—	—	—	(173,667,212)
Selling and distribution costs	—	—	—	—	(147,699,864)
Administrative expenses	—	—	—	—	(137,750,559)
Net other operating expenses	—	—	—	—	(44,588,975)
Operating profit loss	—	—	—	—	(1,005,118,873)
(*)	Depreciation and amortization included in Cost of sales for the Car segment for the period ended June 30, 2025 and 2024 was VND3,900 billion (USD 155.7 million) and VND3,799 billion, respectively.
(*)	Depreciation and amortization included in Cost of sales for the E-scooter segment for the period ended June 30, 2025 and 2024 was VND266 billion (USD10.6 million) and VND245 billion, respectively.
(*)	Depreciation and amortization included in Cost of sales for the Ebus segment for the period ended June 30, 2025 and 2024 was VND89 billion (USD 3.6 million) and VND16 billion, respectively.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

12.SEGMENT REPORTING (continued)

The following table presents revenues by geographic area based on the sales location of the products:

	For the six months ended June 30,
	2024	2025	2025
	VND million	VND million	USD
Vietnam	13,124,100	30,067,323	1,200,196,511
United States	1,094,006	1,244,415	49,673,280
Canada	953,370	539,923	21,552,092
Europe	24,626	93,867	3,746,886
Pacific – Asia	—	970,157	38,725,730
Total	15,196,102	32,915,685	1,313,894,499

The following table presents revenues earned from external customers for each group of similar products and services:

	For the six months ended June 30,
	2024	2025	2025
	VND million	VND million	USD
Sales of ICE vehicles and merchandise	64,176	69,575	2,777,223
Sales of e-cars	12,945,989	27,885,296	1,113,096,599
Sales of e-buses	—	517,524	20,657,991
Sales of e-scooters	502,738	1,784,445	71,229,642
Sale of spare parts and components	641,937	1,502,603	59,979,363
Sale of credit carbon	—	572,664	22,859,013
Rendering of aftermarket services	123,244	8,253	329,435
Revenue from leasing activities and other	918,018	575,325	22,965,232
Total revenue	15,196,102	32,915,685	1,313,894,499

The following table presents long-lived assets by geographic area:

	For the year ended December 31, 2024	For the period ended June 30, 2025
	VND million	VND million	USD
Vietnam	71,376,697	74,807,087	2,986,072,449
United States	9,068,924	8,461,130	337,742,695
Other markets	3,384,119	5,707,543	227,827,838
Total	83,829,740	88,975,760	3,551,642,983

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

13.FAIR VALUE HIERARCHY

A.Fair value of financial instruments that are carried at fair value

The fair value of financial assets and liabilities by classes that are carried at fair value are as follows:

	As of December 31, 2024
	Quoted prices in		Significant
	active markets for	Significant other	unobservable
	identical instruments	observable inputs	inputs	Total
	(Level 1)	(Level 2)	(Level 3)
	VND million	VND million	VND million	VND million
Financial assets:
Financial assets at fair value through profit or loss
- Derivative assets — cross-currency interest rate swaps contracts (i)	—	—	185,787	185,787
- Other investments (ii)	—	—	918,040	918,040
In which:
Non-current portion	—	—	918,040	918,040
Current portion	—	—	185,787	185,787
As of December 31, 2024	—	—	1,103,827	1,103,827
Financial liabilities:
Financial liabilities at fair value through profit or loss
- Financial liabilities in respect of DPS2 (Note 14)	—	—	21,619,612	21,619,612
- Warrant liability	36,326	—	—	36,326
In which:
Non-current portion	36,326	—	—	36,326
Current portion	—	—	21,619,612	21,619,612
As of December 31, 2024	36,326	—	21,619,612	21,655,938

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

13.FAIR VALUE HIERARCHY (continued)

A.Fair value of financial instruments that are carried at fair value (continued)

The fair value of financial assets and liabilities by classes that are carried at fair value are as follows (continued):

	As of June 30, 2025
	Quoted prices in		Significant
	active markets for	Significant other	unobservable
	identical instruments	observable inputs	inputs	Total	Total
	(Level 1)	(Level 2)	(Level 3)
	VND million	VND million	VND million	VND million	USD
Financial assets:
Financial assets at fair value through profit or loss
- Other investments (ii)	—	—	918,040	918,040	36,645,378
In which:
Non-current portion	—	—	918,040	918,040	36,645,378
Current portion	—	—	—	—	—
As of June 30, 2025	—	—	918,040	918,040	36,645,378
Financial liabilities:
Financial liability at fair value through profit or loss
- Financial liabilities in respect of DPS2 (Note 14)	—	—	23,351,952	23,351,952	932,139,230
- Derivative liabilities - cross-currency interest rate swaps contract (i)	—	—	147,686	147,686	5,895,178
- Warrant liability	24,018	—	—	24,018	958,726
In which:
Non-current portion	24,018	—	—	24,018	958,726
Current portion	—	—	23,499,638	23,499,638	938,034,408
As of June 30, 2025	24,018	—	23,499,638	23,523,656	938,993,134

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

13.FAIR VALUE HIERARCHY (continued)

A.Fair value of financial instruments that are carried at fair value (continued)

Reconciliations of significant liabilities categorized within Level 3 under the fair value hierarchy are as follow:

		Net change in unrealized
	As of	fair value recognized in	As of
	January 1,	consolidated statements	June 30,
	2024	of operations	2024
	VND million	VND million	VND million
Financial assets:
Financial assets at fair value through profit or loss
- Derivative asset — cross-currency interest rate swaps contract (i)	614,134	258,723	872,857
- Other investments (ii)	918,040	—	918,040
In which:
Non-current portion	984,164	(66,124)	918,040
Current portion	548,010	324,847	872,857
Financial liabilities:
Financial liability at fair value through profit or loss
- Financial liabilities in respect of DPS2 (Note 14)	18,258,063	2,125,226	20,383,289
- Convertible debenture	1,190,475	108,997	1,299,472
In which:
Non-current portion	—	—	—
Current portion	19,448,538	2,234,223	21,682,761

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

13.FAIR VALUE HIERARCHY (continued)

A.Fair value of financial instruments that are carried at fair value (continued)

Reconciliations of significant liabilities categorized within Level 3 under the fair value hierarchy are as follows (continued):

		Net change in unrealized
	As of	fair value recognized in	As of	As of
	January 1,	consolidated statements	June 30,	June 30,
	2025	of operations	2025	2025
	VND million	VND million	VND million	USD
Financial assets:
Financial assets at fair value through profit or loss
- Derivative asset — cross-currency interest rate swaps contract (i)	185,787	(185,787)	—	—
- Other investments (ii)	918,040	—	918,040	36,645,378
In which:
Non-current portion	918,040	—	918,040	36,645,378
Current portion	185,787	(185,787)	—	—
Financial liabilities:
Financial liability at fair value through profit or loss
- Financial liabilities in respect of DPS2 (Note 14)	21,619,612	1,732,340	23,351,952	932,139,230
- Derivative liabilities - cross-currency interest rate swaps contract (i)	—	147,686	147,686	5,895,160
In which:
Non-current portion	—	—	—	—
Current portion	21,619,612	1,880,026	23,499,638	938,034,390
(i)	The Group entered into non-transferable cross-currency interest rate swap (“CCIRS”) contracts with financial institutions for syndicated loans No.1. Under the terms of the CCIRS contracts, the maximum Group will receive floating interests based on outstanding USD notional amount every interest payment date, and in turn will pay fixed interest for such loans based on the outstanding VND notional amount. In addition, at each principal repayment date, the Group will pay a fixed amount in VND based on the USD-VND exchange rate for such loans at inception of the CCIRS for receiving notional amount in USD with the financial institutions. The outstanding notional amounts of the Group’s derivative instruments were equal the carrying value of syndicated loans No.1 as disclosed in Note 8.

As of June 30, 2025, the total net amount of fair value of the CCIRS derivative assets was nil (as of December 31, 2024: VND185.8 billion), the total net amount of fair value of the CCIRS derivative liabilities was VND147.7 billion (as of December 31, 2024: nil). The Group opted not to designate the CCIRS under hedge accounting therefore, the whole fair value change was charged to the consolidated statement of operations. Net change in fair value of CCIRS derivative instruments for the six months ended June 30, 2025 was recorded as net loss on financial instruments at fair value through profit or loss in the consolidated statement of operations.

(ii)	As of 30 June 2025, the Group has 3.75% voting shares in Storedot Ltd., equivalent to 2,219,970 series D preference shares of this company which was invested in December 2021.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

13.FAIR VALUE HIERARCHY (continued)

B.Valuation processes

Valuation methods and assumptions

The following methods and assumptions were used for the estimation of recurring fair value measurements categorized within Level 3 of the fair value hierarchy:

►	The significant unobservable inputs used in the fair value measurements categorized within Level 3 of the fair value hierarchy as of June 30, 2025 and as of December 31, 2024 are shown below:

	Valuation		Significant unobservable	Rate
Item	technique	Valuation date	inputs	(%/annum)
CCIRS contract of the loan No.1	Discounted Cash Flow (“DCF”)	December 31, 2024	Interpolated SOFR for subsequent years	4.45
		June 30, 2025	Interpolated SOFR for subsequent years	3.45 - 4.45
Financial liabilities in respect of DPS2 (*)	Binomial option pricing model – Lattice model and Available Market Price (AMP)	December 31, 2024	Credit spread of the Company	13.6
			Probability of expected events & expected exercise date
			Volatility	62.6%
		June 30, 2025	Credit spread of the Company	13.6
			Probability of expected events & expected exercise date
			Volatility	69.22%
Other investments (ii)	Option Pricing Model	December 31, 2024	Volatility	53.8% - 90.8%
			Risk free rate	2.5%
		June 30, 2025	Volatility	53.8% - 90.8%
			Risk free rate	2.5%

(*)

The Group has never declared or paid any cash dividends on its ordinary shares, and the Group does not anticipate any dividend payments in the foreseeable future. The expected volatility at valuation date is estimated based on historical volatilities of comparable companies.

An increase/decrease in the credit spread of the Company would result in a decrease/increase in fair value of the financial liabilities in respect of DPS2.

The Company remeasured DPS1 and DPS4 at fair value as of the date the terms and conditions of these DPSs were amended (i.e., 31 December 2024) in accordance with Share Exchange Agreements (Note 14). The following methods and assumptions were used for the non-recurring fair value measurements categorized within Level 3 of the fair value hierarchy:

Item	Valuation technique	Valuation date	Significant unobservable inputs	Rate (%/annum)
Equity instrument in respect of DPS1 and DPS4	Binomial option pricing model – Lattice model	December 31, 2024	Credit spread of the Company	13.6
			Volatility	62.6%
			Risk free rate	3.934 – 4.119

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

14.	DIVIDEND PREFERENCE SHARES

Dividend preference shares recognized as financial liabilities

Dividend preferred shares (“DPS2”) issued under the series of financial instruments and contracts, together with all rights, obligations and features, were treated as a bundle of instruments (collectively referred to as the ‘Financial liabilities in respect of DPS2’), and are measured at fair value through profit or loss in the consolidated statements of the Company. Details are as below:

‐	In 2022, the Company and Vingroup JSC entered into Subscription Agreements with certain investors, pursuant to which, Vingroup JSC issued to such investors, and such investors subscribed for, USD625 million aggregate principal amount of exchangeable bonds (“EB”). Investors of EB have the right to require Vingroup JSC to redeem the EB upon the occurrence of certain events as specified in transaction documents. Concurrent with the entry into the EB, the Company entered into a Deed Poll, pursuant to which, investors of EB have the rights to exchange their EB for a number of the Company’s ordinary shares at the exchange rate determined in transaction documents. Under the terms of the EB, Vingroup JSC shall use the proceeds from the issuance of EB (net of fees and expenses incurred in connection with such issuance) to contribute capital into VinFast Vietnam via the issuance of DPS2.

-

In May and June 2022, VinFast Vietnam issued DPS2 amounting to VND11,745.72 billion and VND2,249.64 billion to Vingroup JSC, respectively. DPS2 are non-voting, non-redeemable and entitled to dividend at specified rates. DPS2 shall be converted automatically into ordinary shares of VinFast Vietnam at the earlier of the transfer of such DPS2 from Vingroup JSC to the Company and the date falling five years and three months after the issuance date of DPS2, at the conversion rate of 1:1, and such conversion is dependent on whether appropriate approvals are obtained.

-

In July 2022, the Company entered into a put option agreement with Vingroup JSC, pursuant to which Vingroup JSC will have the right to require the Company to purchase DPS2 on the earlier of Vingroup JSC’s receipt of a notice to redeem the EB or the maturity date of the EB.

‐	In 2024, Vingroup JSC partially redeemed the EB. The terms of the remaining EB (“Revised EB”) were revised in accordance with the Deed of Amendment and Supplement and Supplemental Deed Poll both dated in April 2024. On July 16, 2024, Vingroup JSC and VinFast signed a Notice Letter relating to the put option agreement (as amended and supplemented) to clarify the amount of the put option considerations, which include the amount required for Vingroup JSC to fulfil its redemption obligations resulting from the relevant redemptions. The costs to be incurred by Vingroup JSC, and therefore comprising the put option consideration, is understood to also include an interest amount at the rate of 9% accruing over any actual payment amount that has been paid by Vingroup JSC.

As of June 30, 2025, the fair value of the financial liabilities in respect of DPS2 was VND23,352.0 billion (USD932.1 million). Change in fair value of this instrument was recorded as a loss on financial instruments at fair value through profit or loss in the unaudited interim condensed consolidated statement of operations.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

14.DIVIDEND PREFERENCE SHARES (continued)

Dividend preference shares recognized as equity instruments

Other dividend preference shares (DPS) held by Vingroup JSC, are recognized as equity instruments and presented as non-controlling interest in the consolidated financial statements of the Company. Details are as below:

Preference shares	Timing of issuance (year)	No of shares	Dividend (%) (v)	Other principles
Dividend Preference Shares 1 (“DPS 1”)	2022	600,000,000	0.01%/year	(i), (ii), (iii), (iv), (vi)
Dividend Preference Shares 3 (“DPS 3”)	2022	2,578,216,022	0.01%/year	(i), (iv)
Dividend Preference Shares 4 (“DPS 4”)	2022	4,573,371,392	9%/year	(i), (ii), (iii), (iv), (vi)
Dividend Preference Shares 5 (“DPS 5”)	2024 and 2025	3,000,000,000	12%/year (unpaid dividends shall be accumulative)	(i), (ii), (iii)
TOTAL		10,751,587,414
(i)	Par value of share: 10,000 VND. These DPS carry no voting right and are not redeemable at the request of DPS shareholder.
(ii)	DPS shareholder has the right (but not the obligation) to convert DPS into VinFast Vietnam’s ordinary shares, as stipulated in the transaction documents.
(iii)

DPS shareholder has the right (but not the obligation) to exchange DPS into ordinary shares of the Company, as stipulated in the Share Exchange Agreements dated 31 December 2024 which were entered into between Vingroup JSC and the Company. The number of the Company’s ordinary shares to be issued shall be equal to the number of DPSs requested to be exchanged divided by a pre-determined exchange rate and rounded down to the nearest whole number. In all cases, the exchange rates shall be subject to customary adjustment terms.

(iv)

Unless DPSs have been converted into VinFast Vietnam's ordinary shares before VinFast Vietnam is dissolved, liquidated, or bankrupt, in the event of VinFast Vietnam's dissolution, liquidation, or bankruptcy, DPS shareholder shall have the same rights as ordinary shareholders to receive the remaining assets of VinFast Vietnam as specified in the transaction documents.

(v)

The payment of dividends shall be made provided that VinFast Vietnam’s net retained earnings for the year, after paying all dividends, is positive and the payment of dividends in the year does not lead to any breach of VinFast Vietnam’s obligations. Dividend may be paid at a time determined by VinFast Vietnam’s shareholders.

(vi)

As of December 31, 2024, terms and conditions of DPS 1 and DPS 4 were amended by including exchange rights as specified in the Share Exchange Agreements, which triggered extinguishment accounting. DPS 1 and DPS 4, following this amendment, are still qualified for equity classification. As a result, DPS 1 and DPS 4 were remeasured at fair value and the differences amounting to VND27,498,416 million between their fair value and carrying amount were recorded as a change in additional paid-in capital in 2024.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

15.LEASES

Group as a lessor

Sales-type leases

For the six months ended June 30, 2025, we recognized VND19.8 billion (USD0.8 million) of sales-type leasing revenue and VND25.8 billion (USD1.0 million) of sales-type leasing cost of revenue (for the six months ended June 30, 2024: VND226.0 billion as revenue and VND211.2 million as cost of revenue).

Net investment in sales-type leases is presented on the unaudited interim condensed consolidated balance sheet as follows:

	As of December 31, 2024	As of June 30, 2025
	VND million	VND million	USD
Gross lease receivables	1,642,125	776,193	30,983,275
Received cash	(203,199)	(128,232)	(5,118,633)
Unearned interest income	(279,473)	(156,283)	(6,238,344)
Allowance for losses	—	(249,156)	(9,945,553)
Net investment in sales-type leases	1,159,453	242,522	9,680,744
Reported as:
Current net investment in sales-type lease	134,713	16,648	664,538
Non-current net investment in sales-type lease	1,024,740	225,874	9,016,206
Net investment in sales-type leases	1,159,453	242,522	9,680,744

Lease income in operating lease

	For the six months ended June 30,
	2024	2025	2025
	VND million	VND million	USD
Lease income relating to lease payments	168,261	265,845	10,611,728
Lease income relating to variable lease payments not included in the measurement of the lease receivable	22,923	20,524	819,256

16.SUPPLIER FINANCE PROGRAMS

The Company entered into supplier finance arrangements with its third-party suppliers to provide logistic services/material and third-party banks. As a result of these arrangements, the suppliers:

-Transfers the credit risk;

-Can obtain payment at an earlier date than original terms; and

-	May receive more favourable terms based on Stellantis’ credit worthiness than if the suppliers had factored the receivables directly with the bank.

Participation in the arrangement is at the suppliers’ own discretion. Terms of the original contracts between the Company and the supplier do not change as a result of these transactions and there is no agreement with the debtor to extend payment terms.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

16.SUPPLIER FINANCE PROGRAMS (continued)

The following table summarizes the carrying amount of liabilities that are part of supplier finance arrangements as of June 30, 2025 and December 31, 2024:

	As of December 31, 2024	As of June 30, 2025
	VND million	VND million	USD
Presented as trade payables
Opening balance	—	240,318	9,592,767
Added during the period	240,318	973,917	38,875,818
Settled during the period	—	(278,315)	(11,109,492)
Ending balance	240,318	935,920	37,359,093
In which:
Suppliers have subsequently received payment	64,230	343,250	13,701,501

The following table summarizes the range of payment due dates and the interest charged as of June 30, 2025 and December 31, 2024:

	As of December 31, 2024	As of June 30, 2025
Liabilities that are part of the arrangement	Less than 180 days	Less than 180 days
Interest charged under the arrangement	9.94%	9.64%

17.COMMITMENTS AND CONTINGENCIES

Commitments related to the development of projects and products

The Group has signed contracts relating to the purchase and installation of machinery and equipment, information technology systems and deployment of site clearance, construction of factories and development of products. The estimated commitment amount of these contracts as of June 30, 2025 was VND15,011.2 billion (USD599.2 million) (December 31, 2024: VND14,242.8 billion).

Commitments related to the minimum purchase commitment and others

The Group signed the contracts with certain suppliers to agree with the minimum purchase volume in which the Group committed and promised that the annual purchase volume from these suppliers is not lower than the quantity agreed upon by the two parties in the signed contract and/or other accompanying documents.

In case of short-fall purchase, the suppliers will reserve the right to revise the quotation and component pricing or are entitled to compensation from the Group. If the specified minimum quantities are not reached, the Group is relieved from the obligation when the necessary waivers are obtained.

In addition, the Group also guarantees payment to certain suppliers of an entrusted import partner in the event that this corporate partner breaches its contracted payment obligations.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

17.COMMITMENTS AND CONTINGENCIES (continued)

Comeau v. VinFast Auto Ltd., et al., 1:24-cv-02750 (E.D.N.Y.)

On April 12, 2024, a putative shareholder, Jeremie Comeau (the “Lead Plaintiff”), filed a class action lawsuit against our Company, our former and current Chief Executive Officer, our former and current Chief Financial Officer, and members of our Board of Directors (collectively, but excluding the Company’s current Chief Financial Officer, the “Defendants”) (the “Comeau Action”). The Plaintiff alleges that the Defendants made false and misleading statements in offering documents filed in June and July 2023, in connection with the Company’s public listing. The lawsuit purports to bring claims on behalf of investors in the Company who purchased securities (i) “pursuant and/or traceable to” the offering documents issued in connection with the August 14, 2023 merger among the Company, Black Spade Acquisition Co., and Neuvo Tech Limited, and/or (ii) “between August 15, 2023 and January 17, 2024.” The Plaintiff alleges that Defendants violated Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 10b-5 thereunder, Section 20(a) of the Exchange Act, as well as Sections 11 and 15 of the Securities Act of 1933 (the “Securities Act”) and seek damages and other relief. On November 1, 2024, the Court consolidated the Comeau and Qian cases into one and appointed the Nannicinis as Lead Plaintiffs, and their counsel, Robbins Geller, as lead counsel. On January 15, 2025, the Lead Plaintiffs filed their Amended Complaint, which, among other changes, removed our current Chief Financial Officer as a defendant. On January 22, 2025, Lead Plaintiffs filed a Corrected Amended Complaint adding an additional purchase certification from co-Lead Plaintiff Dr. Filippo Nannicini. On May 15, 2025, the Court allowed Comeau Defendants to file a motion to dismiss and stipulated the filing calendar. On July 14, 2025, Defendants filed a motion to dismiss with the Court. On September 12, 2025, the Lead Plaintiff filed an opposition to Defendants’ motion to dismiss. At this stage, the final outcome and therefore ultimate financial liability on account of this matter is unascertainable. Accordingly, no provision has been made in the Group’s consolidated financial statements.

18.SUBSEQUENT EVENTS

In August 2025, VinFast Vietnam will be spun off into VinFast Trading and Production Joint Stock Company (the demerged entity) and Novatech Research and Development Joint Stock Company (“Novatech”) (the newly formed entity) (“the Restructuring”). Novatech is expected to have a charter capital of approximately VND 105,806 billion and will take over intangible fixed assets of completed research and development projects of VinFast Vietnam. All shares held by the Company in Novatech are intended to be transferred to the Managing Director. Following the share transfer, the demerged entity plans to lease back the aforementioned intangible assets from Novatech.

The Company will enter into amendments to the Share Exchange Agreements in respect of the VinFast Vietnam Dividend Preference Shares other than DPS2 to adjust the Initial Exchange Rates to reflect the Restructuring (the “Adjusted Exchange Rate”). In particular, for DPS1 and DPS3, the Adjusted Exchange Rate shall be 4.5 preference shares for each Company’s Share. For DPS5, the Adjusted Exchange Rate shall be 10.1 preference shares for each Company’s Share.

There are no other matters or circumstances that have arisen since the unaudited interim condensed consolidated balance sheet date that requires disclosure in consolidated financial statements of the Group.